February 8, 2019

Jon McKenzie
Chief Executive Officer
Elite Performance Holding Corp.
7687 Charleston Way
Port St. Lucie, FL 34986

       Re: Elite Performance Holding Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 30, 2019
           File No. 333-227650

Dear Mr. McKenzie :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form S-1/A filed January 30, 2019

General

1. We note your response to comment 11. Please note that the term "issuer" in Section 13(k)
       of the Exchange Act, which is defined in Section 2 of the Sarbanes-Oxley Act of
       2002, includes an entity that has a registration statement pending under the Securities Act of 1933. As you have a filed a registration statement that has not been withdrawn it is unclear why Section 13(k) of the Exchange Act does not currently apply. Please provide a more detailed explanation of when and how you intend to resolve the outstanding loans.
2. We note your response to comment 12. If true revise to clarify that you have distribution rights relating to, not ownership of, "OutlastTM Amino.(US Patent 8,283,327)." Also revise to address the material terms of your agreement with E.T. Horn. Jon McKenzie
FirstName LastNameJon McKenzie
Elite Performance Holding Corp.
Comapany NameElite Performance Holding Corp.
February 8, 2019
Page 2
February 8, 2019 Page 2
FirstName LastName
3. We reissue comment 40 from our letter dated October 29, 2018 as we are unable to locate a response. For example, please advise us whether investors in this offering will be signing the subscription agreement.
Related Party Transactions, page 71

4. We note your response to comment 5. Please file the Advisory Service Agreement with
         Mr. Vazquezas an exhibit.
5. We note your response to comment 6. Please revise risk factors and where appropriate to address the competing fiduciary duties and other conflicts of interest with Gifted Nutrition
         International. For example, it appears GNI and you compete in the "dietary and nutritional supplement space." As another example, it is unclear which entity has first rights to business opportunities under your plan to "aggressively seek and acquire companies with niche products."
Principal and Selling Stockholders, page 73

6. We note that your beneficial ownership table does not reflect the selling stockholders who will sell their shares in this offering. Please revise to provide the disclosure required by
         Item 507 of Regulation S-K.
Recent Sales of Unregistered Securities, page II-52

7. We note your revised disclosures and response to comment 39 from our letter dated
         October 29, 2018. Please file the agreements for the $157,500 convertible promissory notes identified on page II-53. Please advise us when and under what terms the 400,000 restricted securities will be issued.
8. We note your disclosure in Note 9 - Subsequent Events to the Consolidated Financial
         Statements as of September 30, 2018 that states that the company issued 810,000 shares of common stock between October 1, 2018 and January 3, 2019. We also note your table showing the company sales to the selling shareholders indicates that the sales of 5,090,000 shares occurred prior to October 1, 2018. Please revise to clarify the date of sale for the
         690,000 shares of common stock and provide the other disclosures required by Item 701 of Regulation S-K for these sales.
 Jon McKenzie
Elite Performance Holding Corp.
February 8, 2019
Page 3

       Please contact David Link at (202) 551-3356 or James Lopez at (202) 551-3536 with any questions.



                                                         Sincerely,

FirstName LastNameJon McKenzie                           Division of
Corporation Finance
                                                         Office of Beverages,
Apparel and
Comapany NameElite Performance Holding Corp.
                                                         Mining
February 8, 2019 Page 3
cc:       Matheau J. W. Stout
FirstName LastName